===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-19121

                                  PDK LABS INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                               145 Ricefield Lane
                               Hauppauge, NY 11788
                                 (631) 273-2630
--------------------------------------------------------------------------------
                   (Address, including zip code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)

                     Common Stock, par value $.01 per share
                    Preferred Stock, par value $.01 per share
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [X]            Rule 12h-3(b)(1)(ii) [ ]
               Rule 12g-4(a)(1)(ii) [ ]            Rule 12h-3(b)(2)(i)  [ ]
               Rule 12g-4(a)(2)(i)  [ ]            Rule 12h-3(b)(2)(ii) [ ]
               Rule 12g-4(a)(2)(ii) [ ]            Rule 15d-6           [X]
               Rule 12h-3(b)(1)(i)  [X]

           Approximate number of holders of record as of the certification or notice date: three

           Effective as of November 8, 2000, the Registrant was acquired by three of the principal shareholders and officers of the Registrant, Reginald Spinello, Karine Hollander and Raveendra Nandigam (the "Continuing Shareholders") by way of a merger (the "Merger") in which PDK Acquisition Corp. ("Acquisition Corp."), a New York corporation whose sole shareholders are the Continuing Shareholders, was merged with and into the Registrant. The Registrant, as the surviving corporation in the Merger, continues to exist under New York law. In connection with the Merger, $5.00 was exchanged for each share of common stock of the Registrant outstanding immediately prior to the consummation of the Merger not owned by Acquisition Corp. and $8.00 was exchanged for each share of preferred stock of the Registrant outstanding immediately prior to the consummation of the Merger. Accordingly, as of the date hereof, there are no holders of record of common stock or preferred stock of the Registrant other than the Continuing Shareholders.

           Pursuant to the requirements of the Securities Exchange Act of 1934, PDK Labs Inc. as the successor by merger to the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  November 8, 2000                     By:  /s/ Reginald Spinello
       ----------------------                  -----------------------------
                                               President